[Graphic omitted] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  October 15, 2004
                                 For more information:  +31 75 659 57 20




Ahold also wins appeal; claims by Amstel Capital Management rejected

Zaandam, The Netherlands, October 15, 2004 - Ahold announced today that, in an appeal, the Amsterdam Court of Appeals dismissed on October 14, 2004 claims made by Amstel Capital Management B.V. ("ACM") against the previous judgment by the Remedial Injunctions Section of the Amsterdam District Court.

Acting on behalf of several holders of bonds issued by Albert Heijn, ACM had argued that the terms and conditions of the bond issuance conferred upon them the right to inspect certain financial statements relating to Albert Heijn and had therefore demanded these be placed at their disposal.

The Amsterdam District Court had already dismissed the entire ACM filing. The Court of Appeals has now confirmed that judgment.


Ahold Corporate Communications:  +31.75.659.5720



                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302